Exhibit 17.2

Resignation

I, Eric Wilson, a director and executive officer of Silver Hill Mines, Inc., hereby tender my resignation from all Company positions effective upon the closing of the effective the 30th day of December, 2010.

Dated this 30th day of December, 2010.

/s/ Eric Wilson

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Eric Wilson